UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ramaco Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75134P 303

(CUSIP Number)

Bryan H. Lawrence

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,587,127
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,587,127
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,587,127
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.3% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based upon 39,062,576 shares of common stock, par value $0.01 per share (“Common Stock”) of Ramaco Resources, Inc. (the “Issuer”) issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on February 8, 2017.

CUSIP No. 75134P 303

(1)	Names of Reporting Persons YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,587,127
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,587,127
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,587,127(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.3% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Yorktown Energy Partners XI, L.P. (“Yorktown XI”). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.
(2)	Based upon 39,062,576 shares of Common Stock of the Issuer issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on February 8, 2017.

CUSIP No. 75134P 303

(1)	Names of Reporting Persons YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,587,127
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,587,127
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,587,127(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.3% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	These securities are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.
(2)	Based upon 39,062,576 shares of Common Stock of the Issuer issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on February 8, 2017.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 250 West Main Street, Suite 210, Lexington, Kentucky 40507.

Item 2. Identity and Background.

a) This statement is filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Co”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Yorktown XI and Yorktown XI Co, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

c) The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Co is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Shares of Common Stock beneficially owned by Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP and ECP Mezzanine B (Ramaco IP), LP (collectively, the “ECP Mezz Funds”) and any of their respective affiliates and shares of Common Stock beneficially owned by Yorktown Energy Partners IX, L.P. (“Yorktown IX”) and Yorktown Energy Partners X, L.P. (“Yorktown X”) and any of their respective affiliates are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between the Reporting Persons and the ECP Mezz Funds in respect of their respective holdings of the shares of Common Stock, see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Shareholders’ Agreement.” As discussed under Item 6, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock owned by the ECP Mezz Funds, Yorktown IX and Yorktown X.

Item 3. Source and Amount of Funds or Other Consideration.

On August 31, 2016, Ramaco Development, LLC, a Delaware limited liability company (“Ramaco Development”) entered into a securities purchase agreement with the ECP Mezz Funds and Yorktown XI, whereby the ECP Mezz Funds purchased 2,500,000 Series A Convertible Preferred Units for $50,000,000 and Yorktown XI purchased 2,000,000 Series A Convertible Units for $40,000,000. Yorktown XI used funds provided by its limited partners in order to acquire the Series A Convertible Preferred Units.

The Issuer was incorporated under the laws of the State of Delaware to become a holding company for Ramaco Development’s assets and operations. Pursuant to the terms of a corporate reorganization that was completed immediately prior to the closing of the Issuer’s initial public offering, (i) the holders of Series A Convertible Preferred Units converted such units into common units in Ramaco Development, (ii) a newly formed subsidiary of the Issuer merged with and into Ramaco Development and (iii) Yorktown XI and other unitholders of Ramaco Development exchanged all of their interests in Ramaco Development (including any common units in Ramaco Development issued upon conversion of the Series A Convertible Preferred Units) for all of the Issuer’s issued and outstanding shares of Common Stock (prior to the issuance of shares of Common Stock in the Issuer’s initial public offering). As a result of the reorganization, Ramaco Development became a direct, wholly owned subsidiary of the Issuer.

References to, and descriptions of, the corporate reorganization as set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Master Reorganization Agreement dated February 1, 2017, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 6 summarizes certain provisions of the Registration Rights Agreement and the Stockholders Agreement (each as defined below) and is incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except for the matters set forth in Items 3, 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns an aggregate of 5,587,127 shares of Common Stock of the Issuer, representing 14.3% of the outstanding Common Stock of the Issuer (based on 39,062,576 shares of Common Stock issued and outstanding immediately following the initial public offering, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on February 14, 2017). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) Yorktown XI directly owns 5,587,127 shares of Common Stock of the Issuer. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. In connection with the closing of the Issuer’s initial public offering on February 8, 2017, Yorktown XI sold 85,950 shares of Common Stock, at a price of $13.50 (proceeds, before expenses, to Yorktown XI of $12.555) per share in the initial public offering

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) with Yorktown XI and certain other stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the sale of shares of Common Stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period and subject to certain limitations Yorktown XI (or its permitted transferees) (together with the ECP Mezz Funds, other Yorktown affiliates and certain management members, the “Holders”) (the “Demand Holders”) has the right to require the Issuer, by written notice, to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Common Stock. Generally, the Issuer is required to provide notice of the request to certain other holders of the Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer is not obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of its common stock. Further, each of the Demand Holders is entitled to no less than three demand registrations.

The Issuer is not obligated to effect more than a total of two demand registrations within any 365 day period. Once the Issuer is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. The Issuer is required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or two years in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all shares covered by such registration statement have been sold (subject to certain extensions).

In addition, each of the Demand Holders (or their permitted transferees) has the right to require the Issuer, subject to certain limitations, to effect a distribution of any or all of its shares of Common Stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration and other than a requested underwritten offering made concurrently with a demand registration) shall constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Holders (or their permitted transferees) of such proposal to allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017, and is incorporated herein by reference.

Shareholders’ Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a shareholders’ agreement (“Shareholders’ Agreement”) with the ECP Mezz Funds, Yorktown XI, Yorktown IX and Yorktown X (Yorktown X, Yorktown IX and Yorktown XI collectively referred to as the “Yorktown Funds”).

Voting and Governance Matters

Among other things, the Shareholders’ Agreement provides the Yorktown Funds and the ECP Mezz Funds with the right to designate a number of nominees (each Yorktown Funds nominee, a “Yorktown Director” and each ECP Mezz Funds nominee, an “ECP Director”) to the Issuer’s board of directors such that:

• at least 5 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own at least 50% of the outstanding shares of Common Stock;

• at least 3 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 50% but at least 25% of the outstanding shares of Common Stock;

• at least 2 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 25% but at least 10% of the outstanding shares of Common Stock;

• at least 1 director of the board is a Yorktown Director for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock;

• once the Yorktown Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the Yorktown Funds will not have any board designation rights;

• at least 2 directors of the board are ECP Directors for so long as the ECP Mezz Funds and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock;

• at least 1 director of the board is a ECP Director for so long as the ECP Mezz Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock; and

• once the ECP Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the ECP Mezz Funds will not have any board designation rights;

The designation rights of the Yorktown Funds and the ECP Mezz Funds are exercisable at the option of each of the Yorktown Funds and the ECP Mezz Funds and each of the Yorktown Funds and the ECP Mezz Funds may designate a number of directors to serve on the Issuer’s board of directors that is less than the number shown above (or none at all). The designation rights of the ECP Mezz Funds and the Yorktown Funds will terminate automatically as to each such party upon the later of (i) the time at which such party no longer has the right to designate an individual for nomination to the Issuer’s board of directors under the Shareholders’ Agreement, and (ii) the time at which the Yorktown Funds and the ECP Mezz Funds cease to hold in aggregate at least 50% of the outstanding shares of Common Stock. Additionally, the designation rights of the Yorktown Funds will terminate automatically upon the Yorktown Funds providing written notice to the ECP Mezz Funds and the Issuer.

Pursuant to the Shareholders’ Agreement, the Yorktown Funds have designated Bryan H. Lawrence and W. Howard Keenan, Jr. as designees to the Issuer’s board of directors.

Pursuant to the Shareholders’ Agreement, each of the Issuer, the ECP Mezz Funds and the Yorktown Funds agrees not to take any actions that would affect the provisions of the Shareholders’ Agreement and the intention of the parties with respect to the composition of the Issuer’s board of directors as therein stated. Each of the ECP Mezz Funds and the Yorktown Funds agrees to cast all votes to which such stockholder is entitled in respect of its shares of Common Stock, whether at any annual or special meeting, by written consent or otherwise, so as to cause to be elected to the Issuer’s board of directors those individuals designated in accordance with the Shareholders’ Agreement (as described above) and to otherwise effect the intent of the Issuer board representation provisions of the Shareholders’ Agreement. Each of the ECP Mezz Funds and the Yorktown Funds agrees not to take action to remove each other’s director nominees from office pursuant to the Issuer’s Articles of Incorporation unless such removal is for cause.

The stock ownership reported for the Reporting Persons does not include any shares of Common Stock owned by other parties to the Shareholders’ Agreement, including the ECP Mezz Funds. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders’ Agreement, including the ECP Mezz Funds.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated February 21, 2017.

Exhibit 2.1	Registration Rights Agreement dated February 8, 2017 (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017).

Exhibit 2.2	Shareholders’ Agreement dated February 8, 2017 (Incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017).

Exhibit 2.3	Master Reorganization Agreement dated February 1, 2017 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2017

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown XI Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 19th Floor New York, New York 10022